FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report Filed with the Israeli Securities Authority on January 31, 2012 regarding a Proposal to Conduct Negotiations with Starling regarding Merger Transaction

Elron Electronic Industries Ltd. (TASE: ELRN) (the "Company") today announced that it has approached Starling Advanced Communications Ltd. ("Starling") jointly with its subsidiary RDC – Rafael Development Corporation Ltd. ("RDC") with a proposal to conduct negotiations regarding a possible merger between Starling and a fully owned subsidiary of the Company and RDC (the "Subsidiary"). Starling is a publically-traded subsidiary held by the Company (38.55%) and by RDC (44.44%).

The details set forth in the negotiations proposal submitted to Starling are as follows:

Under the proposed merger transaction, the Subsidiary will be merged with and into Starling, and all publically-held Starling shares will be purchased by the Company and RDC in consideration for cash, based on the aggregate value of Starling's equity estimated at NIS 8,715,058 (approximately $2,308,625) (reflecting a price per share of NIS 0.82 (approximately $0.22) based on Starling's current issued shares), such that upon completion of the merger Starling will become a private company fully owned by the Company and RDC.

According to the proposal submitted to Starling, the engagement in a binding merger agreement will be subject to negotiations and agreement regarding a final binding agreement and the consideration amount, and will be subject to approval of the merger, insofar as necessary, by the Company's audit committee and board of directors and RDC's board of directors.

In accordance with the negotiations proposal, should a binding agreement be signed, completion of the merger will be subject, among other things, to obtaining all approvals required by law, to Starling obtaining the corporate approvals required to execute the merger, including approval of a general meeting of its shareholders, and to additional requisite consents and conditions, if any.

The Company has not yet received Starling's response to the negotiations proposal, and at this stage there can be no assurance that Starling and the Subsidiary will engage in a binding agreement, and should Starling and the Subsidiary reach and engage in an agreement, there can be no assurance as to its terms or its consummation. To the best of the Company's knowledge, Starling's board of directors is expected to convene and examine its actions regarding the proposal.

It should be noted that for the sake of caution, the proposal submitted to Starling was approved by the Company's audit committee and board of directors as a transaction in which an officer of the Company may have a personal interest, for the reason that the Company's CEO serves as a director at Starling.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  January 31, 2012